

SUPPLEMENTAL INFORMATION

September 30, 2014

Table of Contents

Disclaimer

This Supplemental Information and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements made, or to be made, by our senior management contain certain "forward-looking" statements as that term is defined by the Private Securities Litigation Reform Act of 1995. All statements regarding our expected future financial position, results of operations, cash flows, funds from operations, continued performance improvements, ability to service and refinance our debt obligations, ability to finance growth opportunities, and similar statements including, without limitations, those containing words such as "may," "will," "believes," anticipates," "expects," "intends," "estimates," "plans," and other similar expressions are forward-looking statements.

Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from those projected or contemplated in the forward-looking. Such risks and uncertainties include, among other things, the following risks, which are described in more detail under the heading "Risk Factors" in Item 1A in our Form 10-K for the year ended December 31, 2013:

- We depend on the operating success of our customers (facility operators) for collection of our revenues during this time of uncertain economic conditions in the U.S.;

- We are exposed to the risk that our tenants and borrowers may not be able to meet the rent, principal and interest or other payments due us, which may result in an operator bankruptcy or insolvency, or that an operator might become subject to bankruptcy or insolvency proceedings for other reasons;

- We are exposed to risks related to governmental regulations and payors, principally Medicare and Medicaid, and the effect that lower reimbursement rates will have on our tenants' and borrowers' business;

- We are exposed to the risk that the cash flows of our tenants and borrowers will be adversely affected by increased liability claims and general and professional liability insurance costs;

- We are exposed to risks related to environmental laws and the costs associated with the liability related to hazardous substances;

- We are exposed to the risk that we may not be indemnified by our lessees and borrowers against future litigation;

- We depend on the success of future acquisitions and investments;

- We depend on the ability to reinvest cash in real estate investments in a timely manner and on acceptable terms;

- We may need to incur more debt in the future, which may not be available on terms acceptable to the Company;

- We have covenants related to our indebtedness which impose certain operational limitations and a breach of those covenants could materially adversely affect our financial condition and results of operations;

- We are exposed to the risk that the illiquidity of real estate investments could impede our ability to respond to adverse changes in the performance of our properties;

- We are exposed to risks associated with our investments in unconsolidated entities, including our lack of sole decision-making authority and our reliance on the financial condition of other interests;

- We depend on revenues derived mainly from fixed rate investments in real estate assets, while our debt capital used to finance those investments is primarily at variable rates. This circumstance creates interest rate risk to the Company;

- We are exposed to the risk that our assets may be subject to impairment charges;

- We depend on the ability to continue to qualify as a real estate investment trust;

- We depend on the success of property development and construction activities which may fail to achieve the operating results we expect;

- We have ownership limits in our charter with respect to our common stock and other classes of capital stock which may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or might otherwise be in the best interests of our stockholders;

- We are subject to certain provisions of Maryland law and our charter and bylaws that could hinder, delay or prevent a change in control transaction, even if the transaction involves a premium price for our common stock or our stockholders believe such transaction to be otherwise in their best interests.

In this Supplemental Information, we refer to non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with generally accepted accounting principles. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is included in this presentation.

Throughout this presentation, certain abbreviations and acronyms are used to simplify the format. A list of definitions is provided at the end of this presentation to clarify the meaning of any reference that may be ambiguous.

Unless otherwise noted, all amounts are unaudited and are as of or for the year to date period ended September 30th.





NATIONAL HEALTH INVESTORS

Selective Growth.
Shareholder Value.

Profile

NATIONAL HEALTH INVESTORS, INC. (NYSE: NHI), a Maryland corporation incorporated and publicly listed in 1991, is a healthcare real estate investment trust (REIT) specializing in financing healthcare real estate by purchase and leaseback transactions, RIDEA transactions and by mortgage loans. NHI's investments include senior housing (independent living, assisted living & senior living campuses), skilled nursing facilities, medical office buildings, and hospitals.

HIGHLIGHTS

Geographic & asset class diversification

Consistent dividend growth since 2001

Low-leverage balance sheet

Cash flow growth from lease escalators

STRATEGY

Partner with top-tier operators

Prioritize direct referrals and existing customers

Continue focus on need-driven senior care

Prioritize toward AL and newer SNF campuses

Prioritize toward private pay and Medicare potential

Develop assisted living and memory care communities

Revenue[1]

2.5%
2.7%
5.1%
40.8%
48.8%
Senior Housing
Skilled Nursing
Hospital
REIT Dividends
Other

[1] excludes straight-line rent income

GEOGRAPHIC DIVERSIFICATION

30 Partners | 30 States | 174 Properties



97 **Senior Housing**

71 **Skilled Nursing**

4 **Hospital**

2 **Medical Office Building**

Investments



(in millions)
$800
$700
$600
$500
$400
$300
$200
$100
$0
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
$88.6
$141.4
$100.4
$178.5
$751.6
$233.0
2009
2010
2011
2012
2013
2014**
* weighted average cash yield
** includes announced mortgage of $154.5m
Existing Relationship
New Relationship
WACY*
10-year Treasury

Concentration



Revenue¹
2.5%
4.4%
13.0%
80.1%
Lease
RIDEA
Notes
REIT Dividends



Partners¹
Small, 3.7%
Regional, 10.1%
NHC, 23.0%
White Pine, 1.5%
Sante Partners, 2.2%
Senior Living, 2.5%
HSM, 4.3%
Brookdale, 3.1%
LTC, 2.4%
Community Health, 2.2%
Legend, 7.7%
Bickford, 13.7%
Holiday, 20.1%
Fundamental, 3.5%
Public
National Private Chain
Regional
Small

[1] excludes straight-line rent income

Performance

STABILIZED LEASE PORTFOLIO

EBITDARM Coverage[1]



10.0x
8.0x
6.0x
4.0x
2.0x
0.0x
Q2 '13
Q2 '14
1.26x
1.31x
3.13x
3.06x
2.51x
1.99x
6.71x
9.18x
SHO (86)
SNF (67)
HOSP (3)
MOB (2)

[1] based on trailing twelve months; full portfolio coverage is **2.20x**; SNF for Q2 ’13 & Q2 ’14 includes NHC coverage of 4.16x & 4.18x, respectively

(#) indicates the number of properties; excludes development, and lease-up properties

Financial

HIGHLIGHTS

Normalized FFO *(per diluted share, *annualized)*



Normalized AFFO *(per diluted share, *annualized)*



Adjusted EBITDA *(millions, *annualized)*



Fixed Charge Coverage



CAPITAL STRUCTURE
($ in millions)

	September 2014
Unsecured Revolver - March 2019	$ 81
Unsecured Term Loans - June 2020	250
Convertible Senior Notes - April 2021	193
Total Unsecured Debt	**$ 524**
Fannie Mae Mortgages - July 2015	$ 79
HUD Mortgages - August 2049	38
Total Secured Debt	**$ 117**
Market Value of Equity	**$ 1,889**
Less: Cash and Cash Equivalents	**$ (4)**
Enterprise Value	**$ 2,526**

Net Debt[1] / Enterprise Value	**25.2%**
Secured Debt / Net Debt[1]	**18.4%**

[1] Secured & Unsecured Debt less Cash and Cash Equivalents

Net Debt



Net Debt to Adjusted EBITDA *(annualized)*



RIDEA Relationship

BICKFORD SENIOR LIVING
A Platform for Growth



Bickford Senior Living, founded in 1991, is headquartered in Olathe, Kansas and operates 50 assisted living, memory care and independent living communities in Kansas, Iowa, Illinois, Indiana, Missouri, Georgia, Nebraska and Michigan and has experience in constructing over 150 senior living communities across the country. Their mission: "Bickford exists to enrich HAPPINESS in the lives of our residents, our beloved friends. Happiness is a very personal thing and it has become our mission to discover what that is for each of our residents, based on their life story, their expressed wishes and desires, even based on their day." As part of a joint venture relationship, NHI owns 85% of the operations and real estate in 30 Bickford communities while affiliates of Bickford Senior Living own 15% and manage the communities. Our RIDEA structure is designed to follow the fundamental elements of a triple-net lease. Within the RIDEA, we continue to foresee organic growth potential from improving operations, but our agreements with Bickford also enforce growth through a hybrid feature providing a preferred payment stream subject to 3% escalation and payable first to NHI among the joint venture partners. As operations season and lease-up among our new developments is completed, we expect our equity share of RIDEA operating income to become a more visible component of our comprehensive income.





NHI Annual Revenue from Bickford *(in millions)*

	2010	2011	2012	2013	2014*
Revenue	$3.6	$4.2	$5.2	$14.6	$21.1

* annualized from YTD Q3 2014

Trailing 12 Months as of September 30

	Total		Same Store		Focus Properties[2]		Purchase Option Properties[3]	
	2014	2013	2014	2013	2014	2013	2014	2013
Number of properties	27	27	25	25	2	2	6	6
Number of units	1,239	1,239	1,068	1,068	171	171	342	342
Average unit occupancy	85.4%	85.2%	87.8%	86.0%	70.4%	79.9%	89.4%	86.9%
Average monthly RPU[1]	$ 4,777	$ 4,648	$ 4,779	$ 4,631	$ 4,761	$ 4,777	$ 5,229	$ 5,001
Operating revenue	$ 60,658	$ 58,879	$ 53,780	$ 51,047	$ 6,878	$ 7,832	$ 19,197	$ 17,836
Less: operating expenses	37,169	35,686	31,483	29,905	5,686	5,781	11,129	10,201
EBITDARM	$ 23,489	$ 23,193	$ 22,297	$ 21,142	$ 1,192	$ 2,051	$ 8,068	$ 7,635

Sequential Quarter

	Total		Same Store		Focus Properties		Purchase Option Properties[3]	
	Q3 2014	Q2 2014	Q3 2014	Q2 2014	Q3 2014	Q2 2014	Q3 2014	Q2 2014
Number of properties	29	29	25	25	4	4	6	6
Number of units	1,355	1,355	1,068	1,068	287	287	342	342
Average unit occupancy	83.5%	80.8%	88.2%	86.6%	65.1%	59.4%	94.6%	90.6%
Average monthly RPU[1]	$ 4,783	$ 4,822	$ 4,768	$ 4,800	$ 4,921	$ 4,931	$ 5,232	$ 5,198
Operating revenue	$ 16,234	$ 15,839	$ 13,475	$ 13,318	$ 2,758	$ 2,522	$ 5,076	$ 4,832
Less: operating expenses	10,239	9,834	8,158	7,747	2,082	2,086	2,992	2,781
EBITDARM	$ 5,995	$ 6,005	$ 5,317	$ 5,571	$ 676	$ 436	$ 2,084	$ 2,051

[1] revenue per occupied unit
[2] excludes two facilities opened during Q4 2013
[3] 6 properties available to NHI under a $97m purchase option

Industry Partners

RELATIONSHIP FOCUSED	30 OPERATING PARTNERS
29% OF REVENUE FROM PUBLICLY TRADED ENTITIES	REPEAT TRANSACTIONS

TOP 10 RELATIONSHIPS

Tenant / Operator (market cap[1])	Ownership	Market Focus	5 Yr. Investment $s	% of Cash Revenue[2]
 NHC NATIONAL HEALTHCARE CORPORATION ($790mm)	Public	SNF / Senior Housing	$37.4 m	23.0%
HOLIDAY RETIREMENT	Private National	Senior Housing	$492.9 m	20.1%
 Bickford senior living	Private	Senior Housing	$266.1 m	13.7%
LEGEND HEALTHCARE	Private	SNF	$124.3m	7.7%
 HSM	NFP	SNF	$67m	4.3%
FUNDAMENTAL	Private National	SNF	$27.8	3.5%
 BROOKDALE SENIOR LIVING ($5.9bn)	Public	Senior Housing	$53.5m[3]	3.1%
SLM Senior Living Management	Private	Senior Housing	$15.6m	2.5%
LTC PROPERTIES, INC. ($1.3bn)	Public	Healthcare REIT	N/A	2.4%
SANTÉ PARTNERS	Private	Senior Housing / Trans. Rehab	$38.9m	2.2%

[1] Market capitalization as of September 30, 2014
[2] Cash revenue includes REIT dividends and interest income on mortgage and note investments
[3] Includes $38.2m of existing property transitioned to Brookdale during 2010

Dividends



The Board of Directors approves a regular quarterly dividend which is reflective of expected taxable income on a recurring basis. Company transactions that are infrequent and non-recurring that generate additional taxable income have been distributed to shareholders in the form of special dividends. Taxable income is determined in accordance with the Internal Revenue Code and differs from net income for financial statement purposes determined in accordance with US GAAP.

Value

10-Year Total Return

NHI
291%

MSCI US REIT INDEX
124%

S&P 500 TR INDEX
118%



"NHI's long history of outperforming the market has returned *significant value* to our shareholders."

Justin Hutchens, President & CEO

Leadership


Justin Hutchens
President & CEO


Kristin S. Gaines
Chief Credit Officer


Mandi Hogan
National Director,
Marketing


Roger R. Hopkins
Chief Accounting
Officer


Kevin Pascoe
Senior VP,
Investments


Ron Reel
Controller

(615) 890-9100 - investorrelations@nhireit.com

Balance Sheets

(in thousands, except share amounts)

	As of	September 30, 2014	September 30, 2013
Assets:			
Real estate properties:			
Land		$ 94,320	$ 70,844
Buildings and improvements		1,380,623	854,915
Construction in progress		18,197	19,469
		1,493,140	945,228
Less accumulated depreciation		(202,605)	(177,820)
Real estate properties, net		1,290,535	767,408
Mortgage and other notes receivable, net		60,728	59,367
Investment in preferred stock, at cost		38,132	38,132
Cash and cash equivalents		3,559	7,450
Marketable securities		13,275	13,577
Straight-line rent receivable		31,383	16,778
Equity-method investment and other assets		50,556	14,402
Assets held for sale, net		—	—
Total Assets		$ 1,488,168	$ 917,114
Liabilities and Stockholders' Equity:			
Debt		$ 640,963	$ 391,362
Real estate purchase liabilities		4,000	5,856
Accounts payable and accrued expenses		12,583	7,809
Dividends payable		25,455	20,489
Lease deposit liabilities		22,775	—
Deferred income		1,372	1,185
Total Liabilities		707,148	426,701
Commitments and Contingencies			
National Health Investors Stockholders' Equity:			
Common stock, $.01 par value; 60,000,000 and 40,000,000 shares authorized;			
33,058,124 and 27,876,176 shares issued and outstanding, respectively		331	279
Capital in excess of par value		762,918	470,892
Cumulative net income in excess (deficit) of dividends		765	(439)
Accumulated other comprehensive income		7,109	8,970
Total National Health Investors Stockholders' Equity		771,123	479,702
Noncontrolling interest		9,897	10,711
Total Equity		781,020	490,413
Total Liabilities and Stockholders' Equity		$ 1,488,168	$ 917,114

Statements of Income

(in thousands, except share and per share amounts)

Year to date as of	September 2014	December 2013	December 2012
Revenues:			
Rental income	$ 123,335	$ 106,029	$ 81,482
Interest income from mortgage and other notes	5,258	7,633	7,426
Investment income and other	3,182	4,166	4,409
	131,775	117,828	93,317
Expenses:			
Depreciation	28,373	20,101	14,772
Interest, including amortization of debt discount and issuance costs	20,720	9,229	3,492
Legal	149	784	766
Franchise, excise and other taxes	790	616	771
General and administrative	6,948	9,254	7,799
Loan and realty losses (recoveries), net	—	1,976	(2,195)
	56,980	41,960	25,405
Income before equity-method investee, discontinued operations and noncontrolling interest	74,795	75,868	67,912
Income from equity-method investee	157	324	45
Investment and other gains	—	3,306	4,877
Income from continuing operations	74,952	79,498	72,834
Discontinued operations			
Income from discontinued operations	—	5,426	6,098
Gain on sales of real estate	—	22,258	11,966
Income from discontinued operations	—	27,684	18,064
Net income	74,952	107,182	90,898
Net income attributable to noncontrolling interest	(872)	(999)	(167)
Net income attributable to common stockholders	$ 74,080	$ 106,183	$ 90,731
Weighted average common shares outstanding:			
Basic	33,053,386	28,362,398	27,811,813
Diluted	33,087,029	28,397,702	27,838,720
Earnings per common share:			
Basic:			
Income from continuing operations attributable to common stockholders	$ 2.24	$ 2.77	$ 2.61
Discontinued operations	—	.97	.65
Net income attributable to common stockholders	$ 2.24	$ 3.74	$ 3.26
Diluted:			
Income from continuing operations attributable to common stockholders	$ 2.24	$ 2.77	$ 2.61
Discontinued operations	—	.97	.65
Net income attributable to common stockholders	$ 2.24	$ 3.74	$ 3.26
Regular dividends declared per common share	$ 2.31	$ 2.90	$ 2.64

FFO, Normalized FFO, AFFO & FAD

(in thousands, except share and per share amounts)

Year to date as of		September 2014		December 2013		December 2012
Net income attributable to common stockholders	$	74,080	$	106,183	$	90,731
Elimination of certain non-cash items in net income:						
Depreciation in continuing operations		28,373		20,101		14,772
Depreciation related to noncontrolling interest		(742)		(634)		(87)
Depreciation in discontinued operations		—		557		2,209
Net gain on sales of real estate		—		(22,258)		(11,966)
Funds from operations		**101,711**		**103,949**		**95,659**
Investment gains		—		(3,256)		(4,760)
Debt issuance costs expensed due to credit facility modifications		2,145		416		—
Non-cash write-off of straight-line rent receivable		—		—		963
Write-offs and expenses due to early lease termination		—		—		297
Acquisition costs under business combination accounting		—		208		—
Legal settlement		—		—		365
Loan impairment and recoveries of previous write-downs		—		1,976		(2,195)
Other items, net		—		—		(271)
Normalized FFO		**103,856**		**103,293**		**90,058**
Straight-line lease revenue, net		(12,692)		(6,560)		(4,627)
Straight-line lease revenue, net, related to noncontrolling interest		47		55		—
Amortization of original issue discount		530		—		—
Amortization of debt issuance costs		1,363		290		320
Normalized AFFO		**93,104**		**97,078**		**85,751**
Non-cash share-based compensation		1,796		2,339		2,168
Normalized FAD	**$**	**94,900**	**$**	**99,417**	**$**	**87,919**
BASIC						
Weighted average common shares outstanding		33,053,386		28,362,398		27,811,813
FFO per common share	$	3.08	$	3.67	$	3.44
Normalized FFO per common share	$	3.14	$	3.64	$	3.24
Normalized AFFO per common share	$	2.82	$	3.42	$	3.08
Normalized FAD per common share	$	2.87	$	3.51	$	3.16
DILUTED						
Weighted average common shares outstanding		33,087,029		28,397,702		27,838,720
FFO per common share	$	3.07	$	3.66	$	3.44
Normalized FFO per common share	$	3.14	$	3.64	$	3.23
Normalized AFFO per common share	$	2.81	$	3.42	$	3.08
Normalized FAD per common share	$	2.87	$	3.50	$	3.16
Payout ratios:						
Regular dividends per common share (YTD 2014 annualized[1])	$	3.08	$	2.90	$	2.64
Normalized FFO payout ratio per diluted common share		73.6%		79.7%		81.7%
Normalized AFFO payout ratio per diluted common share		82.2%		84.8%		85.7%
Normalized FAD payout ratio per diluted common share		80.5%		82.9%		83.5%

[1] Through September 30, 2014, we declared dividends of $2.31 per common share.

NOTE: FFO and Normalized FFO per diluted common share for the three months ended September 30, 2013 both differ by $.02, respectively, and for the nine months ended September 30, 2013 both differ by $.06, respectively, from the amounts previously reported as a result of our revised interpretation of the NAREIT definition of FFO. Normalized FAD per diluted common share for the three and nine months ended September 30, 2013 differs by $.02, from the amount previously reported as a result of changes we made to our definition of FAD.

See our Form 8-K dated May 5, 2014 which describes these revisions.

Fixed Charge Coverage

(dollars in thousands)

Year to date as of		September 2014		December 2013		December 2012
Net income	$	74,952	$	107,182	$	90,898
Interest expense at contractual rates		16,683		8,523		3,172
Franchise, excise and other taxes		790		616		771
Depreciation in continuing and discontinued operations		28,373		20,658		16,981
Amortization of debt issuance costs and bond discount		1,892		290		320
Net gain on sales of real estate		—		(22,258)		(11,966)
Investment gains		—		(3,256)		(4,760)
Debt issuance costs expensed due to credit facility modifications		2,145		416		—
Non-cash write-off of straight-line rent receivable		—		—		963
Write-offs and expenses due to early lease termination		—		—		297
Acquisition costs under business combination accounting		—		208		—
Legal settlement		—		—		365
Loan impairment and recoveries of previous write-downs		—		1,976		(2,195)
Other items, net		—		—		(271)
Adjusted EBITDA	$	124,835	$	114,355	$	94,575
Interest at contractual rates	$	16,683	$	8,523	$	3,172
Principal payments		782		405		—
Fixed Charges	$	17,465	$	8,928	$	3,172
Fixed Charge Coverage Ratio		7.1x		12.8x		29.8x

Debt Maturities

(in millions)

	Rate(s)	2014	2015	2016	2017	Thereafter
Revolving credit facility - unsecured	1.66%	—	—	—	—	81,000
Convertible senior notes - unsecured	3.25%	—	—	—	—	200,000
Bank term loans - unsecured	3.29% - 3.91%	—	—	—	—	250,000
HUD mortgage loans -secured	4.30% - 4.65%	125	553	570	595	36,130
Fannie Mae term loans - secured	6.85% - 7.17%	274	77,268	—	—	—
		399	77,821	570	595	567,130

Portfolio Summary

(dollars in thousands)

	Properties	Units/ Sq. Ft.	YTD Billed Rent	YTD Straight-Line	YTD Revenue
Leases					
Skilled Nursing[1]	64	8,370	$ 47,412	$ 1,068	$ 48,480
Senior Housing	94	6,954	57,285	11,175	68,460
Hospitals	3	181	5,211	448	5,659
Medical Office Buildings	2	88,517	734	2	736
Total Leases	163		$ 110,642	$ 12,693	$ 123,335
[1] Skilled Nursing					
NHC facilities	39	5,404	$ 27,337	$ —	$ 27,337
All other facilities	25	2,966	20,075	1,068	21,143
	64	8,370	$ 47,412	$ 1,068	$ 48,480
Mortgages and Other Notes Receivable					
Skilled Nursing	7	594			$ 1,041
Senior Housing	3	386			794
Hospital	1	70			900
Other Notes Receivable	—	—			2,523
Total Mortgages	11	1,050			$ 5,258

LEASE MATURITIES
(annualized 2014 cash rent; in thousands)



TENANT PURCHASE OPTIONS
(% of annualized 2014 cash rent)

Property Type	Option Open Date												
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	Thereafter
SHO	—	—	—	—	—	—	3.3%	—	—	—	—	—	—
SNF	—	—	4.1%	—	4.0%	—	—	—	—	—	—	2.3%	0.3%
HOSP	—	—	—	—	1.4%	—	1.1%	—	2.1%	—	—	—	—
MOB	0.4%	—	—	—	—	—	—	—	—	—	—	—	—
	0.4%	—	4.1%	—	5.4%	—	4.4%	—	2.1%	—	—	2.3%	0.3%

Annualized Revenue

The term *Annualized Revenue* refers to the amount of revenue that our portfolio would generate if all leases and mortgages were in effect for the twelve-month calendar year, regardless of the commencement date, maturity date, or renewals. Therefore, annualized revenue is used for financial analysis purposes, and is not indicative of actual or expected results.

Adjusted EBITDA & EBITDARM

We consider Adjusted EBITDA to be an important supplemental measure because it provides information which we use to evaluate our performance and serves as an indication of our ability to service debt. We define Adjusted EBITDA as consolidated earnings before interest, taxes, depreciation and amortization, including amounts in discontinued operations, excluding real estate asset impairments and gains on dispositions and certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing Adjusted EBITDA for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs. Since others may not use our definition of Adjusted EBITDA, caution should be exercised when comparing our Adjusted EBITDA to that of other companies.

EBITDARM is earnings before interest, taxes, depreciation, amortization, rent and management fees.

Facility Types

SHO - Senior housing　　　　　　　　　HOSP - Hospital
MOB - Medical office building　　　　　SNF -Skilled nursing facility

Fixed Charges

The term *Fixed Charges* refers to interest expense and debt principal.

Focus Properties

The term *Focus Properties* refers to those properties that currently receive additional management attention. Such facilities may include underperforming or repositioned assets as well as newly acquired or new facilities in lease-up.

Normalized FFO, AFFO & FAD

These operating performance measures may not be comparable to similarly titled measures used by other REITs. Consequently, our FFO, normalized FFO, normalized AFFO & normalized FAD may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of these operating performance measures, caution should be exercised when comparing our Company's FFO, normalized FFO, normalized AFFO & normalized FAD to that of other REITs. These financial performance measures do not represent cash generated from operating activities in accordance with generally accepted accounting principles ("GAAP") (these measures do not include changes in operating assets and liabilities) and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP as a measure of liquidity, and are not necessarily indicative of cash available to fund cash needs.

FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") and applied by us, is net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures, if any. The Company's computation of FFO may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or have a different interpretation of the current NAREIT definition from that of the Company; therefore, caution should be exercised when comparing our Company's FFO to that of other REITs. Diluted FFO assumes the exercise of stock options and other potentially dilutive securities. Normalized FFO excludes from FFO certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing FFO for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs.

We believe that FFO and normalized FFO are important supplemental measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative, and should be supplemented with a measure such as FFO. The term FFO was designed by the REIT industry to address this issue.

We believe that normalized AFFO is an important supplemental measure of operating performance for a REIT. GAAP requires a lessor to recognize contractual lease payments into income on a straight-line basis over the expected term of the lease.

This straight-line adjustment has the effect of reporting lease income that is significantly more or less than the contractual cash flows received pursuant to the terms of the lease agreement. GAAP also requires the original issue discount of our convertible senior notes and debt issuance costs to be amortized as a non-cash adjustment to earnings. Normalized AFFO is useful to our investors as it reflects the growth inherent in our contractual lease payments without the distortion caused by non-cash amortization.

We believe that normalized FAD is an important supplemental measure of operating performance for a REIT, also providing a useful indicator of the ability to distribute dividends to shareholders.

Stabilized Lease

A newly acquired triple-net lease property is generally considered *stabilized* upon lease-up (typically when senior-care residents occupy at least 80% of the total number of certified units). Newly completed developments, including redevelopments, are considered stabilized upon lease-up, as described above.

Total Return

The term *Total Return* refers to the total return an investor would have realized on an annual basis over a certain period assuming that all dividends are reinvested on the dividend payment date.

RIDEA

Our joint ventures are designed to be compliant with the provisions of the REIT Diversification and Empowerment Act of 2007, or RIDEA.

WACY

The term WACY refers to *Weighted Average Cash Yield,* which is the anticipated rate of return upon initial investment excluding the impact of any discounts received or premiums paid.